767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 10, 2017

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NCS Multistage Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted December 29, 2016
CIK No. 0001692427

Dear Ms. Nguyen:

On behalf of our client, NCS Multistage Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 25, 2017. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001692427) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date, no written communications have been made in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that in the event any such written communications are made, it will provide copies of such written communications to the Staff supplementally.

Market and Industry Information, page ii

2.	Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including market research reports and data prepared by Spears & Associates, BP p.l.c. and the U.S. Energy Information Administration. Similarly, identify the basis for any industry data for which your prospectus does not identify a third party source. Examples include the following:

•	In 2015, nearly 50% of all onshore wells drilled in the United States and over 80% of all onshore wells drilled in Canada included horizontal well sections, or laterals, an increase from 30% and 62%, respectively, in 2011 (pages 2 and 66);

•	Horizontal wells accounted for 70% of total onshore drilling and completion spending in the United States and 94% of total onshore drilling and completion spending in Canada in 2015 (pages 2 and 66).

The Company advises the Staff that the Company is supplementally providing the Staff with a binder that contains copies of the industry analysis and reports cited in the Registration Statement or relied upon in the preparation of the Registration Statement. The Company has revised the disclosure on pages 2 and 66 in response to the Staff’s comment.

Competitive Strengths, page 3

3.	We note the disclosure in the third bulleted paragraph that you have maintained “attractive margins” and a “strong balance sheet.” Please revise here to provide more balanced disclosure by disclosing your net losses for the recent interim period.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 74 in response to the Staff’s comment.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 3

4.	We note your presentation on page 4 of both Adjusted EBITDA and free cash flow as an average percentage of revenue for the periods from 2013 to 2015. Provide appropriate reconciliations to the most directly comparable measure for these non-GAAP amounts and, for a more balanced presentation, disclose the average non-GAAP measure for each period. Refer to Item 10(e)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has deleted the presentation of Adjusted EBITDA and free cash flow as an average percentage of revenue on pages 4 and 74.

Summary Historical Consolidated Financial and Other Data, page 14

5.	You state that the non-GAAP measure Adjusted EBITDA includes adjustments for expenses related to non-recurring charges. However, the line titled “Non-recurring charges” occurs in multiple periods. Item 10(e)(ii)(B) of Regulation S-K prohibits adjustments to non-GAAP performance measures that eliminate non-recurring, infrequent, or unusual items when there was a similar charge or gain within the prior two years. Refer to Question 102.03 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures and revise your presentation as appropriate.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 in response to the Staff’s comment.

6.	Revise to provide a reconciliation of free cash flow to the most directly comparable GAAP-basis measure in accordance with Item 10(e)(i)(B) of Regulation S-K. Also, we note you disclose that this measure “is useful because it provides information to investors regarding the cash that was available in the period that was in excess of our needs to fund our capital expenditures and other investment needs.” Revise this explanation such that you do not imply that the measure represents the residual cash flow available for discretionary expenditures. Refer to Question 102.07 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 to provide a reconciliation of free cash flow to the most directly comparable GAAP-basis measure. The Company has also revised the disclosure on page 54 in response to the Staff’s comment.

Risk Factors, page 17

Our directors or stockholders, with certain exceptions, do not have obligations to present business opportunities to us and may compete with us, page 34

7.	Please revise this risk factor to clarify that references to “stockholders” here also include Advent, your controlling stockholder.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 in response to the Staff’s comment.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 4

Business, page 72

Intellectual Property and Patent Protection, page 80

8.	Please specify the duration of your 8 U.S. patents and 13 related international patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 in response to the Staff’s comment.

Customers, page 81

9.	You state here that Crescent Point accounted for 27% and 31% of your revenue during the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. You also state on pages 9 and 19 that you are “substantially reliant” on Crescent Point. Please file your agreement with Crescent Point, or provide your analysis as to why you are not required to file the agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

As disclosed in the Registration Statement, the sales to most of the Company’s customers, including Crescent Point, are made pursuant to individual purchase orders. While the Company does have master service agreements with certain of its customers, including Crescent Point, these agreements are contracts entered into the ordinary course of business as conducted by the Company, and include standard commercial terms such as shipping methods and payment periods. The master agreements do not include any obligations on the part of the customer to purchase products or on the part of the Company to sell products. Rather, the only obligations to purchase and sell are set forth in the individual purchase orders. As a result of the foregoing, the Company respectfully submits that its master service agreement with Crescent Point is not required to be filed as an exhibit to the Registration Statement.

Certain Relationships and Related Party Transactions, page 97

Amended and Restated Stockholders Agreement, page 97

10.	When known, please update this section to provide a description of the material terms of the amended and restated stockholders agreement. In your updated disclosure, please ensure you describe the material provisions in the agreement that relate to the election of directors.

The Company acknowledges the Staff’s comment and notes that, when known, the Company will update the Registration Statement to provide a description of the material terms of the amended and restated stockholders agreement, including the material provisions in the agreement relating to the election of directors.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 5

Subscription Agreement, page 98

11.	Please file your subscription agreement with the Advent Funds or provide us with your analysis as to why you are not required to file the agreement.

The Company acknowledges the Staff’s comment and has filed the subscription agreement with the Advent Funds as an exhibit to the Registration Statement.

Employment Agreements, page 98

12.	You state here that you have entered into an employment agreement with each of your NEOs. Please file these employment agreements as exhibits to your registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the employment agreements with its NEOs as exhibits to the Registration Statement.

Description of Capital Stock, page 104

Other Rights, page 104

13.	Please revise to attribute to counsel the legal conclusion on page 105 that “[a]ll outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.” Alternatively, please remove the statement.

The Company has removed the statement on page 108 in response to the Staff’s comment.

Lock-Up Arrangements and Registration Rights, page 107

14.	Please briefly describe the “certain exceptions” to the lock-up agreements.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 in response to the Staff’s comment. The Company also advises the Staff that the form of lock-up agreement (including the language relating to each exception from the lock-up) will be included in the underwriting agreement that will be filed as Exhibit 1.1 to the Registration Statement.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 6

Index to Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-23

Revenue Recognition, page F-24

15.	Revise to provide a more detailed discussion of the criteria for revenue recognition per SAB Topic 13 in the context of your operations. Also, expand your accounting policy disclosure to address the nature of incentive programs (e.g., pricing concessions on sales of your sliding sleeves) and to state the amounts recognized for each period presented.

The Company has revised the disclosure on page F-25 in response to the Staff’s comment. The Company also advises the Staff that it does not provide incentive programs to customers. The Company has amended the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” related to “How we Generate Revenues” to clarify that the Company adjusts the pricing of its products and rental and related services in response to market conditions and does not offer pricing concessions to individual customers.

16.	We note that your customers typically rent your downhole frac isolation assembly. Tell us how you considered disclosing income from rentals on the face of your income statement. Refer to Rule 5-03(b)(1) of Regulation S-X.

Service of the Company’s downhole frac isolation assembly is inclusive of rental charges associated with the equipment used in the operation. Historically and presently all of the Company’s equipment requires Company personnel to be on site to supervise the operation of the assembly, which is why the Company categorizes revenues generated as service revenue. We do not allow customers to utilize our equipment without our professional services oversight. If in the future the Company begins to have situations where a customer is solely renting our downhole frac isolation equipment and it exceeds the 10% threshold, the Company will disclose income from rentals on the face of its income statement as required by Rule 5-03(b)(1) of Regulation S-X.

The Company generates a Field Service Order (“FSO”) for each job that is being performed and this FSO will include not only the rental charge for the assembly tool, but also charges related to the personnel the Company sends on site to supervise the operation of the assembly tool, assembly of the assembly tool and replacing any parts that may be required for continued operation of the assembly tool. These additional fees can include subsistence, mileage, standby charges and other miscellaneous charges while Company personnel are performing their responsibilities.

17.

Disclosure in your submission states that your casing-installed sliding sleeves and downhole frac isolation assembly are the two primary components of your Multistage Unlimited system. Your disclosure also states that your downhole frac isolation assembly is required to open and close your sliding sleeves and must be operated by your personnel. Provide us with a discussion of the components of your

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 7

Multistage Unlimited system in the context of the guidance per FASB ASC 605-25-25 regarding multiple-element arrangements. Your response should address whether purchase orders are typically for a combination of your products and services and the degree to which these offerings have value to your customers on a standalone basis.

The casing-installed sliding sleeves and downhole frac isolation assembly are distinct, and individually priced, and sold separately to the Company’s customers for different purposes. The Company considers each of these as having a stand-alone benefit to the customer as the timing of each is separable or independent from each other. A purchase order will typically encompass either casing-installed sliding sleeves or downhole frac isolation assembly, but a purchase order for both are not issued together. Each fulfills a single and distinct promise to the customer.

Customers can use other methods to open or close our sleeves to enable pinpoint stimulation or other completion or production strategies. The primary requirements to open the Company’s sleeves include the ability to precisely locate them in the wellbore and to apply the required amount of force to shift the sleeves from a closed to open position or vice versa. While in most cases the Company’s customers will utilize its downhole frac isolation assembly to do this, it can be accomplished by the customer by a variety of methods. As such, the Company’s products, and its sliding sleeves in particular, have value to the Company’s customers on a standalone basis and do not require the use of its downhole frac isolation assembly. The Company’s downhole frac isolation assembly is not typically utilized with the Company’s other products, and its other products therefore have standalone value. The Company has clarified the disclosure in the Registration Statement to the effect that the Company’s downhole frac isolation assembly is required to open and close its sliding sleeves and must be operated by its personnel. This clarification is reflected on page 1 and page 72.

The Company’s downhole frac isolation assembly can be utilized to provide pinpoint stimulation in wells that do not have the Company’s sliding sleeves installed through the Company’s sand jet perforating process. This process can provide pinpoint stimulation for an entire wellbore, providing many of the same benefits as would be provided in a well in which the Company’s sliding sleeves were installed. Therefore, the Company’s downhole frac isolation assembly provides significant value to its customers when utilized without its other products.

The amount of time that it takes to perform these products and services is also an important consideration as it is customary that the installation of the sliding sleeves lasts for only a couple of days, whereas the services associated with the assembly tool is anywhere from 1 to 14 days, with most falling in the 1 to 2 day range to complete the job. There is also a period of time that occurs between installation of the sleeves and the service job, which is typically 3 weeks or longer as the customer has different operations crews that perform each step separately.

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 8

The Company believes that each of these two primary parts of our business (sleeves and assembly tool services) constitutes distinct obligations as they pertain to the customer. The purchase and installation of the sliding sleeves as well as the service of the assembly tool are performed as individual performance obligations and the customer signs off on each as the completion occurs. Service is an ad hoc separate function as the Company has to be contacted to go on site to perform the service requirements, even in cases where the Company’s sleeves were installed. Based upon the above, the Company recognizes revenue upon fulfillment of the obligation for each product or service.

Note 11. Share-Based Compensation, page F-35

18.	Expand your disclosure regarding the Liquidity Awards to provide additional information regarding the terms of these awards. Refer to FASB ASC 718-10-50-2.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-12 and F-37 in response to the Staff’s comment.

Note 13. Income Taxes, page F-37

19.	Your disclosure explaining the reason for the negative effective tax rate of (137.5%) is that it is “primarily due to a tax planning strategy and the effect of our outside basis book value and tax differences in our Canadian subsidiary.” Revise your reconciliation of recorded income taxes to disclose the amount and the nature of each reconciling item as it appears your current disclosure covers multiple items in combined line items. Refer to FASB ASC 740-10-50-12.

The Company respectfully advises the Staff that the tax planning strategy was a change to the Company’s Canadian subsidiary’s tax year-end to conform to the Company’s United States income tax reporting. This change in the Canadian subsidiary’s tax year-end was approved in 2015 by the Canadian tax authorities and allowed the Company to obtain an approximately $12.5 million foreign tax credit in the year ended December 31, 2015 for the 2014 U.S. income tax return. The Company has revised the disclosure on pages F-40 and F-41 in response to the Staff’s comment and has changed the title of the line item to “Change in Tax Year for Subsidiary.”

Recent Sales of Unregistered Securities, page II-2

20.	You disclose that several of the unregistered issuances of securities described in this section were issued to a member or multiple members of your management. Please revise to name the person or persons to whom you sold these securities. Refer to Item 701(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page II-2 in response to the Staff’s comment

Ms. Nguyen Securities and Exchange Commission February 10, 2017 Page 9

Exhibits

21.	Please file the Senior Secured Credit Facilities as exhibits to your registration statement. When available, please file your new revolving credit facility.

Prior to the consummation of the offering and prior to requesting acceleration of effectiveness of the Registration Statement, the Company intends to replace the Senior Secured Credit Facilities with a new credit agreement. The credit agreement governing the Senior Secured Credit Facilities will be terminated in its entirety and will not constitute an ongoing contractual obligation of the Company to be performed after the effectiveness of the Registration Statement. The Company will file a form of the new credit agreement as an exhibit to a future amendment of the Registration Statement prior to requesting acceleration of effectiveness of the Registration Statement.

22.	Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and has included copies of its charter and bylaws substantially as currently in effect (without an amendment to the certificate filed solely to effect a name change of the Company) as exhibits to the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	P. Kevin Trautner

Executive Vice President, General Counsel and Secretary

NCS Multistage Holdings, Inc.